Exhibit 99.1

DHX MEDIA TO REPORT ITS FISCAL 2017 SECOND QUARTER RESULTS ON FEBRUARY 13, 2017

Halifax, NS – 7 February 2017 – DHX Media (or the "Company") (TSX: DHX.A, DHX.B, NASDAQ: DHXM), the world’s leading independent, pure-play children’s content company, will report its Fiscal 2017 second quarter results before market opens on Monday, February 13, 2017.

DHX senior management will host a live audio webcast and conference call for analysts and investors at 9:00 a.m. ET on February 13, 2017 to discuss the Company’s results. Media are welcome to listen in.

Live audio webcast and conference call:

Interested parties may listen to the live webcast at http://edge.media-server.com/m/p/x9ym4nev. The audio webcast will be archived at this link for one year.

Or to listen by phone, please call +1(844) 492-6042 toll-free or +1(478) 219-0838 internationally and reference conference ID 66536767. Please allow 10 minutes to be connected to the conference call. Instant replay will be available after the call on +1(855) 859-2056 toll free, or +1(404) 537-3406, under passcode 66536767, until 11:59 p.m. ET, February 15, 2017.

The audio and transcript will also be permanently archived on the Company’s website beginning approximately two days following the event.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.

nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-7230

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play children’s content company. Owner of the world’s largest independent library of children’s content, at more than 11,800 half-hours, the Company is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. As a content producer and owner of intellectual property, DHX Media delivers shows that children love, licensing its content to major broadcasters and streaming services worldwide. Through its subsidiary, WildBrain, DHX Media also operates one of the largest networks of children’s content on YouTube. The company’s robust consumer products program generates royalties from merchandise based on its much-loved children’s brands. Headquartered in Canada, DHX Media has offices in 15 cities globally, and is listed on the Toronto Stock Exchange (DHX.A and DHX.B) and the NASDAQ Global Select Market (DHXM).

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the timing of the Company’s release of financial results and the business strategies and operational activities of DHX Media and results therefrom. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.